BAE Systems plc

TOTAL VOTING RIGHTS -- MONTH-END NOTIFICATION

As at 31 December 2007 BAE Systems plc:

(i) had 3,574,506,017 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 61,945,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,512,561,017.

The total voting rights figure (of 3,512,561,017) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

31 December 2007

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified of the acquisition by Phil Carroll, a Person Discharging Managerial Responsibility ("PDMR"), on 20 December 2007 of 3,000 American Depositary Shares in BAE Systems plc at a price of USD 38.25 per American Depositary Share.

(Note: One BAE Systems plc American Depositary Share represents four BAE Systems plc ordinary shares of 2.5 pence each.)

The transaction took place in the US on an OTC basis. The underlying ordinary shares are held in the name of Guaranty Nominees Limited.

21 December 2007